                                                                          Page 1
                                    Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION


                            Report of Foreign Issuer
                      Pursuant of Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


For the month of August 28, 2002                 Commission File Number: 1-14242



                        ROYAL GROUP TECHNOLOGIES LIMITED
                              (Name of registrant)


                             1 Royal Gate Boulevard
                              Woodbridge, Ontario
                                     L4L 8Z7
                                 (905) 264 0701


Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F______  Form 40-F___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

         Yes______        No___X___

If "YES" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  EXHIBIT INDEX



Exhibit            Description of Exhibit                            Page
-------            ----------------------                            -----
99.1               Fiscal 2002 - Third Quarter                      8 pages
                   Report to Shareholders

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


ROYAL GROUP TECHNOLOGIES LIMITED





Date: August 28, 2002                By: /s/ Vic De Zen
                                         ---------------------------------------
                                         Name:  Vic De Zen
                                         Title: Chairman, President, and C.E.O.


                                    EXHIBIT 1


                           Third Quarter - Fiscal 2002

                             Report to Shareholders